

TALISMAN ENERGY ANNOUNCES SUCCESSFUL
EXPLORATION WELL IN VIETNAM

CALGARY, Alberta – January 17, 2007 – Talisman (Vietnam 15-2/01) Ltd., a wholly owned subsidiary of Talisman Energy Inc., has announced that the Hai Su Trang (HST) exploration well offshore Vietnam has tested with significant oil rates.

The HST well is located in Block 15-2/01, 50 miles off the east coast of Vietnam on trend with large oil and gas discoveries in the Cuu Long Basin. The well was drilled to a total vertical depth of 10,888 feet and encountered a hydrocarbon bearing interval of approximately 268 feet in the Lower Miocene zone, including about 170 feet of net pay. The well tested at a combined rate of 14,863 bbls/d through a two inch choke at an average 450 PSI surface pressure.

The HST oil discovery is on a separate fault block updip and adjacent to the 2005 Te Giac Trang (TGT Block 16-1) industry discovery. A sidetrack is now ongoing to penetrate the TGT Block 16-1 structure to determine how much of the TGT Block 16-1 discovery extends onto Block 15-2/01. Plans are to follow this sidetrack with an appraisal sidetrack on the HST structure.

"These are great results from our first exploration well on the block" said Dr. Jim Buckee, President and Chief Executive Officer of Talisman. "Access to high quality acreage, which has previously only seen the first round of exploration, has allowed Talisman to develop and prove new and attractive play concepts. This block's shallow water environment should allow us to move quickly and to manage development costs."

The Thang Long Joint Operating Company, a special purpose company established for the purposes of conducting all operations on Block 15-2/01, plans to drill three new wildcat exploration wells in 2007 to evaluate features on trend with the HST discovery. Talisman holds a 60% working interest share in any commercial discoveries on Block 15-2/01 with PetroVietnam Exploration and Production Company holding the remaining 40%.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com
03-07

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

<u>Forward-Looking Statements</u>
This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, business plans for drilling, exploration and development; business strategy and plans for managing potential development costs; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development may be deemed forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

• the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
• risks and uncertainties involving geology of oil and gas deposits;
• the uncertainty of reserves estimates and reserves life;
• the uncertainty of estimates and projections relating to production, costs and expenses;
• potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
• fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
• health, safety and environmental risks;
• uncertainties as to the availability and cost of financing and changes in capital markets;
• risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
• changes in general economic and business conditions;
• the effect of acts of, or actions against, international terrorism;
• the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
• the Company's ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis – Risks and Uncertainties" and elsewhere in the Company's 2005 Annual Report Financial Review. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change except as required by law.